UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

HTG MOLECULAR DIAGNOSTICS, INC.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

40434H 10 4

(CUSIP Number)

Victoria A. Whyte

GlaxoSmithKline plc

980 Great West Road

Brentford, Middlesex TW8 9GS

England

Telephone: +44 (0)208 047 5000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Cusip No. 40434H 10 4	13D/A1	Page 2 of 7

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GlaxoSmithKline plc
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 792,781
	8.	SHARED VOTING POWER -0-
	9.	SOLE DISPOSITIVE POWER 792,781
	10.	SHARED DISPOSITIVE POWER -0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 792,781 shares of Common Stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8% of the shares of Common Stock (2)
14.	TYPE OF REPORTING PERSON (see instructions) CO
Footnotes:
(1) Shares of Common Stock are held of record by S.R. One, Limited, an indirect, wholly-owned subsidiary of the Reporting Person.
(2) Based on 8,052,451 shares of Common Stock outstanding as of March 17, 2017.

Cusip No. 40434H 10 4	13D/A1	Page 3 of 7

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on May 15, 2015 (the “Schedule 13D”) with respect to the shares of common stock, par value $0.001 per share (the “Common Stock”), of HTG Molecular Diagnostics, Inc., a Delaware corporation (the “Issuer”). GlaxoSmithKline plc is filing this amendment to reflect its new percentage beneficial ownership in the Issuer, which has decreased as a result of disposition of shares of Common Stock as well as an increase in the shares of Common Stock outstanding of the Issuer. The Issuer’s principal executive offices are located at 3430 E. Global Loop, Tucson, Arizona 85706. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

Item 2. Identity and Background.

The response set forth in Item 2 of the Schedule 13D is hereby amended by deleting Schedule 1 in its entirety, and replacing it with Schedule 1 attached hereto as well as deleting the second paragraph in its entirety and replacing it with the following:

On September 30, 2016, GlaxoSmithKline plc agreed to a settlement with the SEC relating to an investigation into the commercial practices of certain subsidiaries of GlaxoSmithKline plc in China. The SEC’s order found that GlaxoSmithKline plc violated the internal controls and books and records provisions of the U.S. Foreign Corrupt Practices Act (the “FCPA”). GlaxoSmithKline plc consented to the order without admitting or denying the findings, and agreed to pay a $20 million civil penalty. GlaxoSmithKline plc also agreed to provide status reports to the SEC for the next two years on its remediation and implementation of anti-corruption compliance measures.

Other than as set forth above in this Item 2, during the last five years prior to the date hereof, neither GlaxoSmithKline plc nor, to the best knowledge of GlaxoSmithKline plc, any of the other persons with respect to whom information is given in response to this Item 2 has been convicted in a criminal proceeding or been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

The response set forth in Item 4 (A) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

Effective October 27, 2015, Simeon J. George, M.D. voluntarily retired from the Board of Directors of the Issuer (the “Board”), as Chairman of the Compensation Committee of the Board and as a member of the Nominating and Governance Committee of the Board. Dr. George’s retirement was in accordance with the investment policies of S.R. One.

Item 5. Interest in Securities of the Issuer.

The response set forth in Items 5 (a) and (b) of the Schedule 13D is hereby amended by deleting the previous response in its entirety and replacing it with the following:

a.	On March 27, 2017 S.R. One disposed of 300,000 shares of Common Stock at a price of $10.1506 per share. As a result, GlaxoSmithKline plc beneficially owns 792,781shares of Common Stock which represents 9.8% of the 8,052,451 shares of Common Stock outstanding as of March 17, 2017. The 792,781shares of Common Stock that GlaxoSmithKline plc beneficially owns includes 43,538 shares of the Issuer’s Common Stock deliverable upon the exercise of a warrant that is exercisable at any time at an exercise price of $14.00.

b.	GlaxoSmithKline plc has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of all 792,781 shares of Common Stock described in Item 5a above.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29 , 2017

GLAXOSMITHKLINE PLC

By: /s/ Victoria A. Whyte

Name: Victoria A. Whyte
Title: Authorized Signatory

Cusip No. 40434H 10 4	13D/A1	Page 5 of 7

SCHEDULE 1

Name	Business Address	Principal Occupation or Employment	Citizenship
Board of Directors
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Professor Sir Roy Anderson	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Manvinder Singh Banga	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Indian
Dr. Vivienne Cox	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	British
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Lynn Elsenhans	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Dr. Jesse Goodman	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Sir Philip Hampton	980 Great West Road Brentford Middlesex, England TW8 9GS	Chairman and Company Director	British
Judy Lewent	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	US
Urs Rohner	980 Great West Road Brentford Middlesex, England TW8 9GS	Company Director	Swiss

Cusip No. 40434H 10 4	13D/A1	Page 6 of 7

Dr. Moncef Slaoui	709 Swedeland Road King of Prussia PA, 19406	Executive Director and Chairman, Global Vaccines	Moroccan, Belgian & US
Dr. Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and President, R&D	British
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer Designate	British

Corporate Executive Team
Sir Andrew Witty	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer	British
Roger Connor	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Manufacturing & Supply	Irish
Luc Debruyne	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Vaccines	Belgian
Simon Dingemans	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Financial Officer	British
Nick Hirons	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Global Ethics and Compliance	British & US
Abbas Hussain	980 Great West Road Brentford Middlesex, England TW8 9GS	President, Global Pharmaceuticals	British
Brian McNamara	184 Liberty Corner Road Warren NJ, 07059	Chief Executive Officer, GSK Consumer Healthcare	US
David Redfern	980 Great West Road Brentford Middlesex, England TW8 9GS	Chief Strategy Officer	British

Cusip No. 40434H 10 4	13D/A1	Page 7 of 7

Claire Thomas	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Human Resources	British
Philip Thomson	980 Great West Road Brentford Middlesex, England TW8 9GS	Senior Vice President, Communications and Government Affairs	British
Daniel Troy	The Navy Yard 5 Crescent Drive Philadelphia, PA 19112	Senior Vice President & General Counsel	US
Dr. Patrick Vallance	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and President, R&D	British
Emma Walmsley	980 Great West Road Brentford Middlesex, England TW8 9GS	Executive Director and Chief Executive Officer Designate	British